Mail Stop 6010

July 7, 2006

<u>By U.S. Mail and Facsimile to (716) 759-5614</u>

Mr. Thomas J. Mazza
Senior Vice President and Chief Financial Officer
Greatbatch, Inc.
9645 Wehrle Drive
Clarence, New York 14031

> **RE:** **Greatbatch, Inc.**
> **Form 10-K for the year ended December 30, 2005**
> **Form 10-Q for the quarter ended March 31, 2006**
> **File No. 1-16137**

Dear Mr. Mazza:

We have reviewed your letter dated on June 26, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you did not include in your response letter dated June 26, 2006, the three acknowledgements requested in response to our June 14, 2006 comment letter. Please provide all three acknowledgements in the form previously requested.

Form 10-K for the year ended December 30, 2005

Note 1. Description of Business, page 54

2.   Please refer to prior comment 1. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Angela Crane
                                        Branch Chief